June 23, 2014

Karl Hiller

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	C&J Energy Services, Inc.

Form 10-K for the Fiscal Year ended December 31, 2013

Filed February 27, 2014

File No. 001-35255

Ladies and Gentlemen:

Set forth below are the responses of C&J Energy Services, Inc. (the “Company”, “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) by letter dated June 10, 2014, with respect to the Company’s Form 10-K for the Fiscal Year ended December 31, 2013, File No. 001-35255, filed with the Commission on February 27, 2014 (the “Form 10-K”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Form 10-K unless otherwise specified.

Form 10-K for the Fiscal Year ended December 31, 2013

Management’s Discussion and Analysis, page 34

Our Operating Segments, page 36

1.	We note your disclosures explaining that your hydraulic fracturing business consists of “more than 300,000 total horsepower capacity” and accounted for nearly 59% of your revenues in 2013. We see references to horsepower deployed and changes in utilization, also disclosure indicating transition in the terms under which services are generally provided as “legacy term contracts” expire.

Please expand your disclosure to clarify the following points.

www.cjenergy.com

United States Securities and Exchange Commission

June 23, 2014

•	Describe the manner by which you define capacity and utilization and quantify utilization for each period.

•	Indicate the extent to which your measures of utilization represent revenue generating activity, or include idle horsepower dedicated to projects and not available for deployment to other customers.

•	Explain how measures of horsepower correlate with the equipment utilized and the number of units involved; also indicate the standard or range of horsepower typically dedicated to a project.

•	Clarify whether the instances of deployment mentioned constitute incremental capacity, utilization, or both.

Response: Capacity for our hydraulic fracturing business is determined based on the hydraulic horsepower (“HHP”) rating of our pump units. HHP is a measure of the pressure pumping capabilities of a unit and each of our units has approximately 2,000 HHP of pressure pumping capacity. We determine the overall HHP capacity of our hydraulic fracturing business by multiplying the number of units in our fleet by 2,000 HHP.

With respect to utilization, such references are intended to be general in nature because there is not an accurate and reliable method to calculate utilization of our equipment in a manner that would yield comparable results. Further, no other metric is available that provides consistent and comparable measures to adequately gauge our activity levels across periods. In previous filings, we have provided “fracturing stages performed” to generally represent our activity levels during a period. However, the number of fracturing stages performed in any given period will fluctuate based on the job mix during that time. Therefore, stage count is not necessarily indicative of utilization, pricing for our services or our financial and/or operational performance. Accordingly, as disclosed in our Quarterly Report on Form 10-Q for the Quarterly Period ended March 31, 2014, File No. 001-35255, filed with the Commission on May 7, 2014, given that our job mix has broadened and become more varied with our increased spot market exposure, we do not intend to disclose stage count going forward.

When we speak generally of utilization, we mean revenue generating activity. We do not consider idle units to be utilized.

With respect to a standard or range of HHP typically dedicated to a hydraulic fracturing job, HHP pumping capacity requirements can vary widely and are generally dependent upon the customer’s job specifications, the type of well (horizontal vs. vertical) and the reservoir formation. We have performed jobs with as few as one unit, or 2,000 HHP, and jobs that have required as many as 22 units, or 44,000 HHP. HHP is proportional to the rate and pressure required to perform the hydraulic fracturing treatment (HHP = Rate (BPM) * Pressure (psi) / 40.8).

www.cjenergy.com

United States Securities and Exchange Commission

June 23, 2014

References made to deployment constitute incremental HHP capacity.

2.	Please similarly address these aspects of capacity and utilization in your discussion of other business activities, such as coiled tubing and other well stimulation services, and wireline services

RESPONSE: Capacity for our coiled tubing and other well stimulation services is determined primarily based upon the number of coiled tubing units in our fleet, as well as the number of nitrogen and pumpdown units in this business. Similarly, capacity for our wireline services business is determined based upon the number of wireline trucks and pumpdown units in our fleet.

Like our hydraulic fracturing services, references to utilization for our coiled tubing and other well stimulation services and wireline services are to be general in nature. We do not have a reliable method with which to calculate a meaningful utilization metric for our coiled tubing, well stimulation or wireline services equipment. Further, while we have previously disclosed the number of jobs performed for our coiled tubing services, we do not intend to do so in future filings. The duration of and revenue generated from coiled tubing jobs varies widely based on job mix, rendering the number of jobs performed period-over-period incomparable.

Financial Statements

Note 1 – Organization, Nature of Business and Summary of Significant Accounting Policies, page 63

3.	We note your disclosure referencing C&J International B.V. and C&J International Middle East FZCO and understand from disclosures on pages 8, 26 and 35 that you may have established these subsidiaries as part of your effort to commence operations in the Middle East. Please modify the information in your Exhibit 21 as necessary to comply with Item 601(b)(21) of Regulation S-K.

RESPONSE: We are aware of the requirements of Item 601(b)(21) of Regulation S-K. Exhibit 21 filed with the Company’s Form 10-K includes an accurate and complete list of the Company’s significant subsidiaries as defined in Rule 1-02(w) of Regulation S-X as of December 31, 2013. Pursuant to Item 601(b)(21)(ii) of Regulation S-K, the names of the Company’s other subsidiaries – including C&J International B.V. and C&J International Middle East FZCO – were omitted because such unnamed subsidiaries, considered in the aggregate as a single subsidiary, did not constitute a significant subsidiary as defined in Rule 1-02(w) of Regulation S-X as of December 31, 2013.

In connection with future filings on Form 10-K, we will evaluate the Company’s subsidiaries as required by Item 601(b)(21) of Regulation S-K and file Exhibit 21 including all subsidiaries that are required to be named therein.

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www.cjenergy.com

United States Securities and Exchange Commission

June 23, 2014

Pursuant to your request, in connection with responding to these comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Adam R. Law of Vinson & Elkins L.L.P. at (713) 758-3350.

Very truly yours,

C&J ENERGY SERVICES, INC.

By:	/s/ Randall C. McMullen, Jr.
Name:	Randall C. McMullen, Jr.
Title:	President and Chief Financial Officer

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